EXHIBIT 13.1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on July 9, 2003

                        ME PORTFOLIO MANAGEMENT LIMITED,
                    as manager of the SMHL Global Fund No. 4
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             (Exact name of Registrant as specified in its Charter)


          LEVEL 23, 360 COLLINS STREET, MELBOURNE, VIC 3000, AUSTRALIA
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                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]       Form 40-F []

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]           No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________________.

Other Events

         On the Quarterly Payment Date falling on July 9, 2003, Perpetual Trustees Australia Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").


Financial Statements and Exhibits

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the SMHL Global Fund No. 4, by the undersigned, thereunto duly authorized.


                                      ME Portfolio Management Limited,
                                      as Manager for the SMHL Global Fund No.4,
                                      (Registrant)




Dated: July 22, 2003                  By:   /S/  NICHOLAS VAMVAKAS
                                         ---------------------------------------
                                      Name:   Nicholas Vamvakas
                                      Title:  Director (Chief Financial Officer)

                                 EXHIBIT INDEX

----------  --------------------------------------------------------------------
Exhibit     Description
----------  --------------------------------------------------------------------

99.1        Noteholders Report for the Quarterly Payment Date on July 9, 2003

                                                                    EXHIBIT 99.1
                              SMHL GLOBAL FUND NO.4

For Distribution Date:   07/09/2003

---------------------------------------------------------------------------------------------------------------
                                 BEGINNING
                                 PERIOD
           ORIGINAL              INVESTMENT            PRINCIPAL          INTEREST           TOTAL
CLASS      BALANCE               AMOUNT                DISTRIBUTION       DISTRIBUTION       DISTRIBUTION
-----      --------------------  --------------------  -----------------  ----------------   -----------------

A          USD 1,000,000,000.00  USD 1,000,000,000.00  USD 76,290,611.80  USD 2,932,500.00   USE 79,223,111.80

B             AUD 30,000,000.00     AUD 30,000,000.00          AUD  0.00    AUD 311,696.63     AUD 311,696.63
---------------------------------------------------------------------------------------------------------------

                                                                        ---------------------------------------
                                                                        ENDING              OUTSTANDING
                                                                        PERIOD              PRINCIPAL
                                                                        INVESTED AMOUNT     BALANCE
                                                                        ---------------     -------------------

                                                                        USD 923,709,388.20  USD 923,709,388.20

                                                                        AUD 30,000,000.00   AUD 30,000,000.00
                                                                        ---------------------------------------

--------------------------------------------------------------------------------
               BOND           CURRENT PASS
CLASS         FACTOR          THROUGH RATES*
--------------------------------------------
  A         $0.923709388        1.53000%        * Based on a LIBOR of:  1.31000%

  B         $1.000000000        5.49610%        * Based on a BBSW of:   4.79610%
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AMOUNTS PER $1,000 UNIT
--------------------------------------------------------------------------------
             PRINCIPAL         INTEREST           TOTAL              ENDING
CLASS      DISTRIBUTION      DISTRIBUTION      DISTRIBUTION      PERIOD BALANCE
-----     ---------------   --------------   ---------------   -----------------
A         USD 94.59061162   USD 2.93250000   USD 97.52311162   USD 905.40938838

B           AUD 0.0000000   AUD 10.3898877   AUD  10.3898877   AUD 1,000.0000000
--------------------------------------------------------------------------------

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QUARTERLY
PRINCIPAL          SCHEDULED                                              INSURANCE
DISTRIBUTION       PRINCIPAL        PREPAYMENTS         LIQUIDATIONS      PROCEEDS             TOTAL
------------  ----------------   -----------------    --------------    --------------   -----------------

Class A
Per $1000     USD 5,468,426.33   USD 89,122,185.29          USD 0.00          USD 0.00   USD 94,590,611.62
unit          USD   5.46842633     USD 89.12218529    USD 0.00000000    USD 0.00000000     USD 94.59061162

----------------------------------------------------------------------------------------------------------
Class B         AUD  0.0000000     AUD   0.0000000    AUD  0.0000000    AUD  0.0000000     AUD  0.0000000
Per $1000       AUD  0.0000000     AUD   0.0000000     AUD 0.0000000     AUD 0.0000000     AUD  0.0000000
unit
----------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
COLLATERAL DISTRIBUTIONS
                                        CURRENT PERIOD        SINCE INCEPTION           CURRENT PERIOD       SINCE INCEPTION
-----------------------------------   --------------------   --------------------   --------------------  ---------------------

Beginning Collateral Balance          AUD 1,669,344,262.00   AUD 1,669,344,262.00   USD 1,018,299,999.82  USD 1,018,299,999.82
-Scheduled Principal Payments                 8,964,633.32           8,964,633.32           5,468,426.33          5,468,426.33
-Unscheduled Principal Payments             155,377,027.57         155,377,027.57          94,779,986.81         94,779,986.81
+Principal Redraws                            9,275,084.47           9,275,084.47           5,657,801.53          5,657,801.53
-Insurance Proceeds                                   0.00                  0..00                   0.00                  0.00
-Liquidation Proceeds                                 0.00                   0.00                   0.00                  0.00
-Realized Losses from Liquidations                    0.00                   0.00                   0.00                  0.00
-------------------------------------------------------------------------------------------------------------------------------
Ending Collateral Balance             AUD 1,514,277,685.58   AUD 1,514,277,685.58     USD 923,709,388.20    USD 923,709,388.20
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
OUTSTANDING MORTGAGE INFORMATION
                                                PERIOD            SINCE INCEPTION          PERIOD            SINCE INCEPTION
--------------------------------------  --------------------   --------------------   ------------------   --------------------
Outstanding Principal Balance - Fixed
  rate housing loans                      AUD 183,369,792.40     AUD 184,563,204.01   USD 111,855,573.36     USD 112,583,554.44
Outstanding Principal Balance -
  Variable rate housing loans           AUD 1,360,907,893.18   AUD 1,484,781,058.00   USD 830,153,814.84     USD 905,716,445.38
-------------------------------------------------------------------------------------------------------------------------------
Total Outstanding Principal Balance     AUD 1,544,277,685.58   AUD 1,669,344,262.00   USD 942,009,388.20   USD 1,018,299,999.82
-------------------------------------------------------------------------------------------------------------------------------

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QUARTERLY INTEREST COLLECTIONS WATERFALL                            AUD                     USD
--------------------------------------------------------------------------------------------------------

INTEREST COLLECTIONS
Gross Interest Income Received from Mortgages                 AUD  18,078,518.40       USD 11,027,896.23
Payments from/(to) Fixed/Floating Swap Provider                      -575,092.42             -350,806.38
Payments from/(to) Currency Swap Provider                         -11,187,978.89           -6,824,667.12
Interest Income received from Cash holdings                           427,465.35              260,753.86
Principal Draws                                                             0.00                    0.00
Liquidity Facility Draws                                                    0.00                    0.00
--------------------------------------------------------------------------------------------------------
Net proceeds available for Interest Waterfall                   AUD 6,742,912.44        USD 4,113,176.59
--------------------------------------------------------------------------------------------------------

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DISTRIBUTION OF INTEREST COLLECTIONS

Trustee's fee and Expenses                                      AUD 1,594,175.18          USD 972,446.86
Interest Carryforward paid to Class A                                       0.00                    0.00
Current Interest due to Class A                                    15,995,355.94            9,757,167.12
Payments from swap provider due to Class A                        -11,187,978.89           -6,824,667.12
Interest Carryforward paid to Class B                                       0.00                    0.00
Current Interest due to Class B                                       318,528.34              194,302.29
Other                                                                   8,489.85                5,178.81
Deposit into Cash Collateral Account                                        0.00                    0.00
Reimbursement of Principal Draws                                            0.00                    0.00
--------------------------------------------------------------------------------------------------------
Total Distribution of Interest Collections                      AUD 6,728,570.42        USD 4,104,427.95

Outstanding Deferred Management Fees                               AUD 14,342.02           USD  8,748.63
--------------------------------------------------------------------------------------------------------

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QUARTERLY PRINCIPAL COLLECTIONS WATERFALL
                                                        PERIOD          SINCE INCEPTION          PERIOD           SINCE INCEPTION
                                                -------------------  -------------------  -------------------  ---------------------

Principal Collections
Principal Collections from outstanding
  mortgage loans                                AUD 164,341,660.89   AUD 164,341,660.89   USD 100,248,413.14   USD 100,248,413.14
Principal Redraws from outstanding
  mortgage loans                                     -9,275,084.47        -9,275,084.47        -5,657,801.53        -5,657,801.53
Recoveries from previously charged
  off mortgage loans                                          0.00                 0.00                 0.00                 0.00
Other                                                         0.00                 0.00                 0.00                 0.00
Less: Principal Draws for Interest Waterfall                  0.00                 0.00                 0.00                 0.00
Plus: Reimbursement of Principal Draws from
   Interest Waterfall                                         0.00                 0.00                 0.00                 0.00
------------------------------------------------------------------------------------------------------------------------------------
Net proceeds available for Principal Waterfall  AUD 155,066,576.42   AUD 155,066,576.42    USD 94,590,611.62    USD 94,590,611.62
------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
OUTSTANDING SHORTFALLS AND CHARGEOFFS
                                                         PERIOD        PERIOD
                                                        --------      --------

Principal Draws for Interest Waterfall                  AUD 0.00      USD 0.00
Class A Interest Shortfall                                  0.00          0.00
Accrued Interest on Class A Interest Shortfall              0.00          0.00
Class B Interest Shortfall                                  0.00          0.00
Accrued Interest on Class B Interest Shortfall              0.00          0.00
Class A Charge Offs                                         0.00          0.00
Class A Carry Over Charge Offs                              0.00          0.00
Class B Charge Offs                                         0.00          0.00
Class B Carry Over Charge Offs                              0.00          0.00
Redraw Charge Offs                                          0.00          0.00
Redraw Carry Over Charge Offs                               0.00          0.00
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
REALIZED LOSS INFORMATION
                                                                                 SINCE                          SINCE
                                                                   PERIOD      INCEPTION        PERIOD        INCEPTION
                                                                  --------     ---------       ---------      ---------

Realized Loss on Class A Bonds before Mortgage insurance          AUD 0.00     AUD 0.00         USD 0.00       USD 0.00
Realized Loss on Class B Bonds before Mortgage insurance          AUD 0.00     AUD 0.00         USD 0.00       USD 0.00
Realized Loss on Redraw Funding Facility before Mortgage
  insurance                                                       AUD 0.00     AUD 0.00         USD 0.00       USD 0.00
------------------------------------------------------------------------------------------------------------------------

Realized Loss on Class A Bonds after Mortgage insurance           AUD 0.00     AUD 0.00         USD 0.00       USD 0.00
Realized Loss on Class B Bonds after Mortgage insurance           AUD 0.00     AUD 0.00         USD 0.00       USD 0.00
Realized Loss on Redraw Funding Facility before Mortgage
  insurance                                                       AUD 0.00     AUD 0.00         USD 0.00       USD 0.00
------------------------------------------------------------------------------------------------------------------------


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CASH COLLATERAL ACCOUNT
                                                                     AUD                     USD
                                                        ----------------        ----------------

Beginning Cash Collateral Account Balance               AUD 4,173,361.00        USD 2,545,750.21
+Interest Earned on Cash Collateral Account                    17,306.29               10,556.84
+Deposit from Interest Collections Waterfall                        0.00                    0.00
-Current Period's Cash Collateral Account Draws                     0.00                    0.00
-Current Period's Release to cash collateral provider          17,306.29               10,556.84
-------------------------------------------------------------------------------------------------
Ending Cash Collateral Account Balance                  AUD 4,173,361.00        USD 2,545,750.21
-------------------------------------------------------------------------------------------------

Required Cash Collateral Account Balance                AUD 3,785,694.21        USD 2,309,273.47
-------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------
DELINQUENCY INFORMATION                                  PERCENTAGE
                                          # OF LOANS      OF POOL        LOAN BALANCE     % OF POOL
                                          ----------     ----------      ------------     ---------

31-60 Days                                     9           0.08%         1,256,642.49       0.08%
61-90 Days                                     0           0.00%                 --         0.00%
90+ Days (excluding Loans in
Foreclosures)                                  0           0.00%                 --         0.00%
Loans in Foreclosure                           0           0.00%                 --         0.00%
-----------------------------------------------------------------------------------------------------
Total                                          9           0.08%         1,256,642.49       0.08%
-----------------------------------------------------------------------------------------------------


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PREPAYMENT INFORMATION
                                                THREE MONTH CPR     LIFE
                                                ---------------    ------
                                                      25.29%       25.29%
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